Pro-Pharmaceuticals, Inc.

7 Wells Avenue

Newton, Massachusetts 02459

Via EDGAR

October 8, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628 U.S.A.

Attention: Tabatha Akins, Staff Accountant

Re:	Pro-Pharmaceuticals, Inc.
Form 8-K
Filed September 30, 2010
File No. 001-31791

Dear Ms Akins:

In response to your request in your comment letter, dated October 1, 2010, with respect to Pro-Pharmaceuticals, Inc. (the “Company” or “we”) Form 8-K Current Report, which was filed on September 30, 2010, and the Company’s response to your comment letter, dated October 6th, 2010, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comment or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The “Company” may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (617) 559-0033 or on my cell at (603) 512-6593.

Sincerely,

/s/ Anthony Squeglia

Chief Financial Officer